UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 6, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Neah Power Systems, Inc.

File No. 0-49962 - CF#29797

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      Neah Power Systems, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on May 20, 2013.

      Based on representations by Neah Power Systems, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

           Exhibit 10.47   through December 31, 2018

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

           Elizabeth M. Murphy
           Secretary